As filed with the Securities and Exchange Commission on June 20, 2011
Registration No. 333–

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CANADIAN PACIFIC RAILWAY COMPANY
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	4011 (Primary Standard Industrial Classification Code Number)	98-0001377 (I.R.S. Employer Identification No., if applicable)

Suite 500, Gulf Canada Square, 401 -9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4, (403) 319-7000 (Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 – Eighth Avenue, New York, New York  10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Paul A. Guthrie Canadian Pacific Railway Company Gulf Canada Square 401 9th Avenue S.W. Calgary, Alberta, Canada T2P 4Z4 (403) 319-7000	Kevin E. Johnson Don Tse Macleod Dixon LLP 3700 Canterra Tower 400 – 3rd Avenue S.W. Calgary, Alberta, Canada T2P 4H2 (403) 267-8222	Andrew J. Foley Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):
A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☑	at some future date (check appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐
pursuant to Rule 467(b) on (      ) at (     ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (   ).

	3.	☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per security (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Debt Securities	US$1,500,000,000	100%	US$1,500,000,000	US$174,150
(1)	Estimated solely for the purpose of determining the registration fee.
(2)
The Registrant previously paid U.S.$83,700 in filing fees to the Commission in connection with a Registration Statement on Form F-9 (File No. 333-159943) initially filed on June 12, 2009, under which U.S.$350,000,000 of securities were sold. Accordingly, pursuant to Rule 457(p) of the Securities Act of 1933, as amended, U.S.$64,170 is being offset against the total registration fee due for this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information contained in this preliminary prospectus may not be complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.

This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Base Shelf Prospectus

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Pacific Railway Company, Suite 920, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Telephone: (403) 319-6171 and are also available electronically at www.sedar.com.

Preliminary Short Form Prospectus Dated June 20, 2011

New Issue	June ●, 2011

CANADIAN PACIFIC RAILWAY COMPANY

US$1,500,000,000
Debt Securities

Canadian Pacific Railway Company may from time to time, during the 25-month period that this prospectus remains effective, offer for sale debt securities in an aggregate principal amount of up to US$1,500,000,000 or its equivalent in any other currency.  These debt securities may consist of debentures, notes or other types of debt and may be issued in series.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus.  You should read this prospectus and the supplements carefully before you invest.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offence in the United States.

We are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.

Owning the securities described herein may subject you to tax consequences both in the United States and Canada.  You should read the tax discussion in any applicable prospectus supplement.  This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale in Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus.  This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.  See "Risk Factors".

Our head and registered office is located at Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise specified or the context otherwise requires, references to "Canadian Pacific Railway", "us", "we" or "our" mean Canadian Pacific Railway Company and its subsidiaries.  Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the SEC.  Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,500,000,000 or its equivalent in any other currency.  This prospectus provides you with a general description of the debt securities that we may offer.  Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities.  The prospectus supplement may also add, update or change information contained in this prospectus.  Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings "Where You Can Find More Information" and "Documents Incorporated by Reference".  This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  Reference is made to the registration statement and the exhibits thereto for further information with respect to Canadian Pacific Railway and the debt securities.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus is determined using generally accepted accounting principles in the United States, referred to as "U.S. GAAP".  U.S. GAAP differs from generally accepted accounting principles in Canada before the adoption of International Financial Reporting Standards ("IFRS"), referred to as "Canadian GAAP" and IFRS applied by most Canadian reporting issuers starting in 2011.  Therefore, the comparative consolidated financial statements incorporated by reference into this prospectus may not be comparable to financial statements prepared in accordance with Canadian GAAP or IFRS.  A discussion of the principal differences between the financial results calculated under U.S. GAAP and under Canadian GAAP as it relates to the Company is provided in the notes to the annual comparative consolidated financial statements incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited ("CPRL"), a publicly traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.  Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements provided that CPRL complies with its continuous disclosure requirements.  We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL.  The decision further permits us to incorporate by reference into this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.

We and CPRL are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith file reports and other information with the SEC.  Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  You may read any document we and CPRL furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549.  Copies of the same documents may also be obtained from the public reference room of the SEC at 100 F Street, N.E., Washington D.C., 20549 by paying a fee.  Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room.  Our and CPRL's filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to a decision made by the Alberta Securities Commission on behalf of the securities commission or similar regulatory authority in each of the provinces and territories of Canada (the "MRRS Decision"), the Company is not subject to certain continuous disclosure requirements provided that Canadian Pacific Railway Limited ("CPRL"), which company owns all of the outstanding shares of the Company, complies with such continuous disclosure requirements.  The MRRS Decision further permits the Company to incorporate by reference in this short form prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.  We incorporate by reference the documents of CPRL listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and form an integral part of this prospectus:

—	CPRL's annual information form (the "AIF") dated March 2, 2011;

—	CPRL's audited comparative consolidated financial statements, including the notes thereto, for the year ended December 31, 2010, together with the auditor's report thereon;

—	CPRL's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2010;

—	CPRL's management proxy circular dated March 24, 2011;

—	CPRL's unaudited comparative consolidated financial statements, including the notes thereto, for the three months ended March 31, 2011; and

—	CPRL's Management's Discussion and Analysis for the three months ended March 31, 2011.

Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by CPRL or us with securities commissions or similar authorities in the provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.  To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by CPRL or us on Forms 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

Upon a new annual information form, management's discussion and analysis and related annual financial statements being filed by CPRL with the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, management's discussion and analysis, annual financial statements, all interim financial statements and management's discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the then current fiscal year of CPRL will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.  Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by CPRL with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus and upon a new management proxy circular relating to an annual meeting of shareholders of CPRL being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of CPRL shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPRL's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway Company at the following address and telephone number: Canadian Pacific Railway Company, Suite 920, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention: Corporate Secretary, Telephone (403) 319-6171.

Updated earnings coverage ratios will be filed by CPRL quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to CPRL's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference into this prospectus for the purpose of the offering of the debt securities.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus.  Each prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement only for the purposes of the offering of the debt securities to which the prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement.  Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended.  All forward-looking information and forward-looking statements are based on our and CPRL's current beliefs as well as assumptions made by and information currently available to us and CPRL.  Forward-looking information and forward-looking statements typically contain statements such as "anticipate", ''believe'', ''expect'', "plan" or similar words suggesting future outcomes.  Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: our and CPRL's revenues and results of operations; our and CPRL's strategic plan; quarterly and seasonal trends; our and CPRL's capital commitments and expenditures; our and CPRL's future cash flows and the availability of other sources of liquidity; interest rates and any hedging programs we or CPRL undertake in respect thereof; fuel prices and any hedging programs we or CPRL undertake in respect thereof; the impact of changes in accounting policy; the outcome of contract negotiations (including in respect of government contracts); our and CPRL's pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of our and CPRL's restructuring initiatives; and our and CPRL's competitive environment.

By its nature, our and CPRL's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

—	changes in business strategies;

—	general North American and global economic and business conditions;

—	the availability and price of energy commodities;

—	the effects of competition and pricing pressures;

—	industry capacity;

—	shifts in market demands;

—	changes in laws and regulations, including regulation of rates;

—	changes in taxes and tax rates;

—	potential increases in maintenance and operating costs;

—	uncertainties of litigation;

—	labour disputes;

—	risks and liabilities arising from derailments;

—	timing of completion of capital and maintenance projects;

—	currency and interest rate fluctuations;

—	effects of changes in market conditions on the financial position of pension plans and liquidity of investments;

—	various events that could disrupt operations, including severe weather conditions;

—	security threats and governmental response to them; and

—	technological changes.

The risks and uncertainties of our and CPRL's business, including those discussed above and incorporated by reference into this prospectus and as described under "Risk Factors" and elsewhere herein, could cause our and CPRL's actual results and experience to differ materially from the anticipated results or other expectations expressed.  In addition, we base forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus and the documents incorporated by reference into this prospectus may not occur.

We cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements.  Except as required by law, we have no obligation or intention to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

CANADIAN PACIFIC RAILWAY COMPANY

We are one of Canada's oldest corporations and were North America's first transcontinental railway.  From our inception over 125 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railway earning a minimum of US$378.8 million in revenues annually) providing rail and intermodal freight transportation services over a 14,700 mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the U.S. Midwest and Northeast regions.  We are a wholly-owned subsidiary of CPRL.  Our head office and registered office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements.  We may also use such proceeds for the repayment of indebtedness or to provide funding to CPRL for its general corporate purposes.  The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement.  We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, "we", "us" or "our" refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

The following description sets forth certain general terms and provisions of the debt securities.  The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

The debt securities will be issued under a trust indenture (the "Indenture") dated May 8, 2007 entered into between us and The Bank of New York, as trustee (the "Trustee").  The form of the Indenture has been filed with the SEC.  Debt securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such debt securities.  The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of the material provisions of the Indenture.  However, it is the Indenture, and not this summary, that governs your rights as a holder of the Securities.  Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference.  The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the debt securities.  Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies.  The Securities offered pursuant to this prospectus will be issued in an amount up to US$1,500,000,000 or the equivalent in other currency or units based on other foreign currencies.  The Indenture also permits us to increase the principal amount of any series of Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will set forth certain terms relating to the debt securities offered thereby (the "Offered Securities"), including the following:

—	the specific designation of the Offered Securities;

—	any limit on the aggregate principal amount of the Offered Securities;

—	the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

—	the percentage or percentages of principal amount at which the Offered Securities will be issued;

—
the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

—
the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the regular record dates for any interest payable on the Offered Securities;

—
any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

—
whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

—	whether the Offered Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for those global securities;

—
the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000;

—
each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

—
if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

—	the terms, if any, on which the Offered Securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

—
whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

—	any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

—	any applicable Canadian and U.S. federal income tax considerations; and

—
any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holders the right to tender Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest.

Securities may be issued under the Indenture bearing no interest and may be offered and sold at a discount below their stated principal amount.  The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued under the Indenture.  We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

Debt Securities in Global Form

Unless otherwise indicated in the applicable prospectus supplement, debt securities of a particular series will be issued in the form of one or more "global securities" which will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series.  Unless and until exchanged, in whole or in part, for Securities in definitive form, a global security may not be transferred except as a whole by the depository for a global security to a nominee of that depository, by a nominee of that depository to that depository or another nominee of that depository or by that depository or any nominee of that depository to a successor of that depository or a nominee of a successor of that depository.

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a global security will be described in the prospectus supplement relating to that series.  We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of a global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by that global security to the accounts of those persons having accounts with that depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Securities or by us if those Securities are offered and sold directly by us.  Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants.  Ownership of beneficial interests in a global security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).  The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form.  These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

So long as the depository for a global security or its nominee is the registered owner thereof, that depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by that global security for all purposes under the Indenture.  Except as provided below, owners of beneficial interests in a global security will not be entitled to have Securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of Securities of that series in definitive form and will not be considered the owners or holders of those Securities under the Indenture.

Principal, premium, if any, and interest payments on a global security registered in the name of a Depository or its nominee will be made to that depository or nominee, as the case may be, as the registered owner of that global security.  None of us, the Trustee or any paying agent for Securities of the series represented by that global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the depository for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of that depository or its nominee.  We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

If the depository for a global security representing Securities of a particular series is at any time unwilling or unable to continue as depository, or if the depository is no longer eligible to continue as depository, and a successor depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Securities has occurred and is continuing, we will issue securities of that series in definitive form in exchange for that global security.  In addition, we may at any time and in our sole discretion determine not to have the Securities of a particular series represented by one or more global securities and, in that event, will issue securities of that series in definitive form in exchange for all of the global securities representing securities of that series.

Debt Securities in Definitive Form

If indicated in the applicable prospectus supplement, the Securities may be issued in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof.  Securities may be presented for exchange and debt securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith.  We have appointed the Trustee as Security Registrar.  Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Securities (other than a global security) will be made at the office or agency of the Trustee at 101 Barclay Street, 21st Floor West, New York, New York, 10286, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

The Indenture includes a covenant of ours to the effect that, so long as any of the Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Securities then outstanding under the Indenture.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture.  Reference is made to the Indenture for the full definitions of all such terms.

The term "Borrowed Money" means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

The term "Capital Lease Obligation" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term "Consolidated Net Tangible Assets" means the total amount of assets determined on a consolidated basis after deducting therefrom:

(a)
all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(c)	appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.

The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).   As of January 1, 2010, CP has prepared its financial statements in accordance with U.S. GAAP.

The term "Indebtedness" means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2) guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person.

The term "Permitted Encumbrances" means any of the following:

(a)
any Security Interest existing as of the date of the first issuance by us of the Securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

(b)	any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

(c)
any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(d)
any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(e)	any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

(f)
any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)
any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

(h)	any Security Interest in respect of any Purchase Money Obligation;

(i)
any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(j)	any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term "Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term "Purchase Money Obligation" means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

The term "Railroad Subsidiary" means a Subsidiary whose principal assets are Railway Properties.

The term "Railway Properties" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

The term "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

The term "Shareholders' Equity" means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person's most recent annual consolidated balance sheet.

The term "Significant Subsidiary" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the U.S. Exchange Act, as amended.

The term "Subsidiary" means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

The term "Voting Shares" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Consolidation, Merger, Amalgamation and Sale of Assets

We shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the

"Successor") unless (a) we and the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the Indenture in respect of the Securities of every series, and (ii) the Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor Corporation, to all the rights of holders of Securities under the Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; (c) we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and any supplemental indenture comply with the Indenture and all conditions precedent contained in the Indenture relating to such transaction have been complied with; and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Provision of Financial Information

We will file with the Trustee, within 15 days after CPRL is required to file them with the SEC, copies, which may be in electronic format, of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPRL may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the U.S. Exchange Act.  Notwithstanding that CPRL may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, as amended, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will provide the Trustee:

—
within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year, the information required to be contained in CPRL's annual reports on Form 20-F or Form 40-F as applicable (or any successor form); and

—
within 60 days (or such longer period as the Trustee in its discretion may consent to) after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in CPRL's reports on Form 6-K (or any successor form) which, regardless of applicable requirements, will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not CPRL has any of its securities so listed.

Events of Default

The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of that series:

(a)	default by us in payment of the principal of any of the Securities of that series when the same becomes due under any provision of the Indenture or of those Securities;

(b)	default by us in payment of any interest due on any of the Securities of that series and continuance of that default for a period of 30 days;

(c)
default by us in observing or performing any other of our covenants or conditions contained in the Indenture or in the Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(d)
default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness having an outstanding principal amount in excess of the greater of $100 million and 2% of our Shareholders' Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that Indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that Indebtedness to be due and payable prior to the stated maturities of that Indebtedness ("accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Indebtedness, provided that (i) if such accelerated Indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (d) until 30 days after such acceleration, or (ii) if such accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated Indebtedness is, by its terms, non recourse to us or the Railroad Subsidiaries, it shall not be considered an Event of Default; or (B) if such accelerated Indebtedness is recourse to us or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default;

(e)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary as provided in the Indenture; or

(f)	any other event of default provided with respect to that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of that series then outstanding, declare the principal of (and premium, if any, on) all the Securities of that series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand.  If an Event of Default described in clause (c) or (f) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities of all the affected series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand.  If an Event of Default described in clause (d) or (e) above occurs and is continuing, unless the principal of all Securities then outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all the Securities then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand.  Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the Securities of all those affected series then outstanding shall have been cured or waived as provided in the Indenture by the holders of not less than a majority in aggregate principal amount of the Securities of the affected series then outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class).  See "Modification and Waiver" below.

Reference is made to the applicable prospectus supplement or supplements relating to any series of original issue discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the holders, unless those holders shall have provided to the Trustee reasonable indemnity.  Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of those affected series.

The Indenture provides that no holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the holders of not less than 25% in aggregate principal amount of the Securities of all affected series then outstanding shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding a direction inconsistent with that request and (d) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity.  However, the holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments.  The Indenture requires us to furnish to the Trustee annually an officers' certificate as to our compliance with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

The Indenture provides that the Trustee may withhold notice to the holders of the Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the holders of the Securities of those series.

Additional Amounts

All payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof.  If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted.  However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

(a)	with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)
which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

(c)
which is subject to such Canadian Taxes by reason of the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a)	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such holder's net income.

In any event, no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the debt security was a resident of the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Convention (1980), as amended.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The debt securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days' prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that it is probable that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

The Indenture permits us and the Trustee to enter into supplemental indentures without the consent of the holders of the Securities to, among other things: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the Indenture and the Securities then outstanding, (c) add covenants or Events of Default for the benefit of the holders of one or more series of the Securities or surrender any right or power conferred upon us by the Indenture, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the holders of the Securities in any material respect, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the holders of the Securities in any material respect.

The Indenture also permits us and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Securities of each such affected series; provided, however, that we and the Trustee may not, among other things, without the consent of the holder of each Security then outstanding and affected thereby: (a) change the stated maturity of the principal amount of, or any installment of the principal of or the interest on, that Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security; (c) reduce the amount of principal of an original issue discount Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the stated maturity thereof; or (f) reduce the percentage in principal amount of the outstanding Securities of the affected series, the consent of whose holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration.

The holders of a majority in aggregate principal amount of the Securities of all series at the time outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the holder of each Security affected.

Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to execute and deliver definitive Securities of that series, to register the transfer or exchange of the Securities of that series, to replace mutilated, destroyed, lost or stolen Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series.  Such a defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the holders of the Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada).  In addition, we may obtain a discharge of the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at stated maturity or upon redemption, all of those Securities, provided that those Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

The Indenture also provides that we may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the Securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series.  Our other obligations with respect to the Securities of that series would remain in full force and effect.  A covenant defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) to the effect that the holders of Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada).

In the event that we exercise our option to effect a covenant defeasance with respect to the Securities of any series and the Securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of that series at their respective stated maturities, but may not be sufficient to pay the amounts due on the Securities of that series at the time of the acceleration resulting from that Event of Default.  However, we would remain liable for this deficiency.

Consent to Service

We have designated CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities and for actions brought under federal or state securities law in any federal or state court located in the Borough of Manhattan, New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

We are incorporated and governed by the laws of Canada.  A substantial portion of our assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada.  As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts.  We have also been advised by Macleod Dixon llp that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers.  We may also sell the debt securities to one or more other purchasers directly or through agents.

The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers.  Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date.  These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof.  Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the debt securities will be a new issue of securities with no established trading market.  Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system.  Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice.  No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop.  If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios of CPRL are calculated for the twelve-month period ended December 31, 2010 based on audited consolidated financial statements and for the twelve-month period ended March 31, 2011 based on unaudited consolidated interim financial statements.  The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods.  These coverage ratios do not give effect to the issuance of securities that may be issued pursuant to this prospectus and any applicable pricing supplement or other prospectus supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

	Twelve Months Ended December 31, 2010	Twelve Months Ended March 31, 2011
Earnings coverage on long-term debt(1)(2)	4.5x	4.1x

Notes:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all debt plus the amount of interest that has been capitalized during the period.

(2)
The earnings coverage ratios have been calculated excluding carrying charges for the $281.7 million and $279.8 million in long-term debt maturing within one year reflected as current liabilities in CPRL's consolidated balance sheets as at December 31, 2010 and March 31, 2011, respectively.  If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculated earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL's earnings coverage ratios.  For the twelve-month period ended December 31, 2010, earnings coverage on long-term debt would have been 4.0x.  For the twelve-month period ended March 31, 2011, earnings coverage on long-term debt would have been 3.7x.

CPRL's interest expense requirements, including interest capitalized during the period, amounted to approximately $293.5 million for the twelve-month period ended December 31, 2010 and approximately $281.8 million for the twelve-month period ended March 31, 2011.

If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in the AIF and MD&A, which risk factors are incorporated herein by reference.  Prospective purchasers of the debt securities should consider carefully the risk factors set forth below and those incorporated by reference as well as the other information contained in and incorporated by reference into this prospectus and contained in the applicable prospectus supplement before purchasing the debt securities offered hereby.

If any event arising from these risks occurs, our or CPRL's business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges.  If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition.  There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

Credit ratings may not reflect all risks associated with an investment in the debt securities.  Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations.  Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities.  The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities.  There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the debt securities to decline.

Prevailing interest rates will affect the market price or value of the debt securities.  The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

The debt securities will be our unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of our other unsecured, unsubordinated obligations.  We conduct a substantial portion of our business through corporate and partnership subsidiaries.  Our obligations under the debt securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, certain legal matters will be passed upon for us by Macleod Dixon llp, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison llp, New York, New York.  In addition, certain legal matters relating to United States law will be passed upon for the underwriters, dealers or agents by Davis Polk & Wardwell llp, New York, New York.

INTEREST OF EXPERTS

The consolidated financial statements of CPRL incorporated by reference have been so incorporated by reference in reliance on the audit report of PricewaterhouseCoopers LLP, chartered accountants, given on the authority of the said firm as experts in auditing and accounting.

In connection with the audit of CPRL's annual financial statements for the year ended December 31, 2010, PricewaterhouseCoopers LLP, the former auditors of CPRL, confirmed that they were independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

CONSENT OF AUDITORS

We have read the preliminary short form base shelf prospectus of Canadian Pacific Railway Company ("CPRC") dated June 20, 2011 relating to the issue and sale of debt securities in an aggregate amount of up to U.S.$1,500,000,000 or its equivalent in any other currency (the "prospectus").  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned prospectus of CPRC, of our report to the shareholders of Canadian Pacific Railway Limited ("CPRL") dated February 24, 2011 on the consolidated balance sheets of CPRL as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010.  Our report is dated February 24, 2010.

(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants

Calgary, Alberta
June 20, 2011

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Section 124 of the Canada Business Corporations Act (the “CBCA”) provides as follows:

124.           (1)           Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an  individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)           Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1).  The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)           Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a)
acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4)           Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5)           Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative  or other proceeding to which the individual is subject because of the individual's association with the corporation or other  entity as described in subsection (1), if the individual seeking indemnity

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in subsection (3).

(6)           Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)	in the individual's capacity as a director or officer of the corporation; or

(b)	in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7)          Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8)          Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9)          Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

The by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and the heirs and legal representatives thereof, to the extent permitted by the CBCA or otherwise by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

EXHIBITS

Exhibit
Number	Description

4.1*
The annual information form of Canadian Pacific Railway Limited dated March 2, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.2*
Canadian Pacific Railway Limited’s audited consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010, together with the report of the auditors thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.3*
Canadian Pacific Railway Limited’s Management’s Discussion and Analysis for the year ended December 31, 2010 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.4*
Canadian Pacific Railway Limited’s management proxy circular dated March 24, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on April 13, 2011, Commission File No. 001-15272).

4.5*
Canadian Pacific Railway Limited’s unaudited interim comparative consolidated financial statements for the three months ended March 31, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K, filed with the Commission on April 26, 2011, Commission File No. 001-15272).

4.6*
Canadian Pacific Railway Limited’s Management’s Discussion and Analysis for the three months ended March 31, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K, filed with the Commission on April 26, 2011, Commission File No. 001-15272).

5.1**	Consent of PricewaterhouseCoopers LLP.

5.2***	Consent of Macleod Dixon LLP.

6.1**	Powers of Attorney (included on the signature page of this Registration Statement).

7.1*
Trust Indenture, dated May 8, 2007, between the Registrant and The Bank of New York (incorporated by reference to the Registrant’s Registration Statement on Form F-9/A, filed with the Commission on May 2, 2007, Commission File No. 333-142347).

7.2***	Statement of Eligibility of the Trustee, The Bank of New York, on Form T-1.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.        Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.        Consent to Service of Process.

(a) Concurrently with the filing of this Registration Statement on Form F-9, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on this 20th day of June, 2011.

CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Frederic J. Green
	Name:	Frederic J. Green
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederic J. Green, President and Chief Executive Officer, and Kathryn B. McQuade, Executive Vice President and Chief Financial Officer, or either of them, his or her true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any and all additional registration statements (including amendments and post-effective amendments thereto) in connection with any increase in the amount of debt securities registered with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

III-2

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on June 20, 2011.

Signature	Title

/s/ Frederic J. Green
Frederic J. Green	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kathryn B. McQuade
Kathryn B. McQuade	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ John E. Cleghorn
John E. Cleghorn	Chairman of the Board of Directors

/s/ Tim W. Faithfull
Tim W. Faithfull	Director

/s/ Richard L. George
Richard L. George	Director

/s/ Krystyna T. Hoeg
Krystyna T. Hoeg	Director

/s/ Richard C. Kelly
Richard C. Kelly	Director

/s/ John P. Manley
The Honourable John P. Manley	Director

/s/ Linda J. Morgan
Linda J. Morgan	Director

III-3

/s/ Madeleine Paquin
Madeleine Paquin	Director

/s/ Michael E.J. Phelps
Michael E.J. Phelps	Director

/s/ Roger Phillips
Roger Phillips	Director

David W. Raisbeck	Director

Hartley T. Richardson	Director

III-4

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 20th day of June, 2011.

SOO LINE CORPORATION

By:	/s/ William M. Tuttle
	Name:	William M. Tuttle
	Title:	Vice President Corporate

III-5

EXHIBIT INDEX

Exhibit
Number	Description

4.1*
The annual information form of Canadian Pacific Railway Limited dated March 2, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.2*
Canadian Pacific Railway Limited’s audited consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010, together with the report of the auditors thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.3*
Canadian Pacific Railway Limited’s Management’s Discussion and Analysis for the year ended December 31, 2010 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 15, 2011, Commission File No. 001-15272).

4.4*
Canadian Pacific Railway Limited’s management proxy circular dated March 24, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on April 13, 2011, Commission File No. 001-15272).

4.5*
Canadian Pacific Railway Limited’s unaudited interim comparative consolidated financial statements for the three months ended March 31, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K, filed with the Commission on April 26, 2011, Commission File No. 001-15272).

4.6*
Canadian Pacific Railway Limited’s Management’s Discussion and Analysis for the three months ended March 31, 2011 (incorporated by reference to the Registrant’s Current Report on Form 6-K, filed with the Commission on April 26, 2011, Commission File No. 001-15272).

5.1**	Consent of PricewaterhouseCoopers LLP.

5.2***	Consent of Macleod Dixon LLP.

6.1**	Powers of Attorney (included on the signature page of this Registration Statement).

7.1*
Trust Indenture, dated May 8, 2007, between the Registrant and The Bank of New York (incorporated by reference to the Registrant’s Registration Statement on Form F-9/A, filed with the Commission on May 2, 2007, Commission File No. 333-142347).

7.2***	Statement of Eligibility of the Trustee, The Bank of New York, on Form T-1.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.

 III-6